Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

Explanatory Note: The following is a call script first used by Suncor Energy Inc.’s information agent with respect to the offer on October 5, 2015.

Outbound: Hello my name is <insert your name>, I am calling on behalf of Suncor Energy Inc. (“Offeror” or “Suncor”) with respect to their Offer to purchase all of the issued and outstanding common shares of Canadian Oil Sands Limited (“Company” or “COS”), may I please speak with <insert Shareholder name> concerning his/her investment in COS <wait for reply>

Inbound: Thank you for calling the inquiries line for the Suncor Offer to purchase all of the issued and outstanding common shares of COS. How may I help you? <Wait for the reply> May I please speak to you about the Suncor Offer? <Wait for the reply>.

If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

As you may know, on October 5th, Suncor announced its intention to purchase all of the issued and outstanding common shares of COS at a purchase price of 0.25 of a common share of Suncor per common share of COS.

The consideration being offered by Suncor to the COS shareholders represents an implied acquisition price of $8.84 per Share and an attractive premium of 43% based on the closing prices of the common shares of COS and the common shares of Suncor on the TSX on October 2, 2015, the last trading date before the Offer was announced, and a 35% premium to the volume weighted average trading price of the common shares of COS on the TSX for the 30 trading days ended October 2, 2015.

[Shareholder name] Have you had an opportunity to review the Suncor Offer Circular recently mailed out to all COS Shareholders?

(Notate and proceed – inform Shareholder that he/she can visit [•] to download our Offer circular and for all up to date relevant information. Offer to walk through “Reasons to ACCEPT” below).

At this time, do you plan on tendering your COS shares to the Suncor Offer?

IF “YES” OR POSITIVE RESPONSE:

Excellent, please remember the Offer is open for acceptance until 5:00 p.m. (Calgary time) on December 4, 2015, unless the Offer is extended or withdrawn. Do you have any questions on how to tender your COS shares?

<await response – if yes, provide instructions on how to tender. Beneficial holders (holding shares through brokers) should contact their brokers/IAs and inform them that you are accepting Suncor’s Offer. Registered holders (share certificates under their names) should complete and execute the Letter of Transmittal (LOT) and deliver it to the Depositary together with the share certificates and other required documents. If share certificates are not readily available, complete and execute the Notice of Guaranteed Delivery (NOGD) and deliver to the Depositary.>

May I please leave a toll free number in case you have questions? Please dial at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@dfking.com. Also, please continue to visit [●] for further information.

We thank you for your support.

IF NO ASSISTANCE IS PROVIDED:

We thank you for your support. Please let us know if you have any questions.

(PROCEED TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

May I ask what is stopping you from accepting Suncor’s Offer?

[Shareholder name] Suncor believes that the consideration being offered represents full and fair consideration, and represents a premium valuation for your COS common shares. The Offer also provides the opportunity for COS shareholders to acquire ownership in Suncor, Canada’s leading integrated energy company, with a diverse mix of growth assets, a strong track record of returning value to its shareholders through stable and growing dividends and shares repurchases and an investment-grade credit profile.

Moreover, COS shareholders should consider the following factors in deciding whether to ACCEPT the Offer:

➢        Enhanced Production and Reserves—Through their ownership of Offeror Common Shares following successful completion of the Offer, Shareholders will continue to indirectly participate in any value increases associated with the Company’s current business as a result of the Offeror’s increased interest in the Syncrude Project to 48.74% following and taking into account completion of the Offer.

➢        Free Cash Flow Generation—The Company, which has an undiversified portfolio, currently relies on its non-operated interest in a single oil sands project to fund its operations and provide returns to its shareholders, which has resulted in decreasing free cash flow and dividends over the last five years. The Company’s cash flow suffers greatly in low crude oil price environments, especially when compared to that of Suncor.

➢        Superior Returns to Shareholders—Suncor has a strong track record of returning value to its shareholders, as compared generally to its industry peers and specifically to the Company. For example, since October 3, 2010 (and until October 2, 2015), Suncor’s shareholders have received a total return (including dividends) of 15%, compared to a total return of -69% for Shareholders of the Company during the same period.

o       Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, which places it among the leaders of its peer group.

o       Suncor has returned value to its shareholders by repurchasing and subsequently cancelling approximately $5.3 billion of Offeror Common Shares from 2011 to 2014, representing approximately 10% of the outstanding Offeror Common Shares as at the date hereof. During the same period, the Company conducted no share repurchases.

o       It is the intention of Suncor to continue to provide meaningful returns to its shareholders, including Shareholders who hold Offeror Common Shares following completion of the Offer, by providing a competitive and sustainable dividend. In addition, following completion of the Offer and subject to market conditions, Suncor is anticipating resumption of its previously announced $500 million normal course issuer bid program and expects to continue to target additional Offeror Common Share repurchases of up to $250 million through the end of the first quarter of 2016, subject to market conditions and timely completion of the Offer. As required by Securities Laws, Suncor’s normal course issuer bid has been temporarily suspended until completion of the Offer.

➢       Superior Financial Profile—Suncor is a financially sound company with a strong investment grade credit profile and lower cost of debt relative to the Company and many industry peers. Suncor’s balance sheet and cash flow from operations are resilient, even in a lower commodity price environment. Suncor remains committed to maintaining its strong financial position in support of its base business and its significant growth profile following the completion of the Offer. As at June 30, 2015, Suncor’s net debt to total net capitalization was 17%, and would have been 19% on a pro forma basis, assuming successful completion of the Offer. In contrast, the Company’s reported net debt to total capitalization ratio was a relatively high 36% as of June 30, 2015 and the Company has a marginal investment grade credit prolife, which Suncor believes could continue to deteriorate in an ongoing lower crude oil price environment.

➢       Synergies and Cost Savings—Suncor is focused on a disciplined and rigorous approach to the management of operating and capital costs and anticipates that, following completion of the Offer, it will continue to maintain and seek to further reduce its already competitive Oil Sands cash operating costs of $28.20/bbl for the six months ended June 30, 2015.

o       As a result of the Offer, the Offeror expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity as it relates to Syncrude. Suncor believes that, following the successful completion of the Offer, synergies can be realized with respect to both its own and the Company’s existing Syncrude interests through operational and integration efficiencies and that there will be significant opportunities to achieve reductions in, among others, administration and corporate expenses. Suncor currently expects to realize approximately $25 million in annual general and administration cost savings. Further, Suncor expects that the complementary nature of Suncor’s current operations and infrastructure will enable Suncor to achieve meaningful reductions in the Company’s stand-alone operational and marketing expenses.

➢       Established and Experienced Management Team with Demonstrated Strong Operational Results—Suncor is led by its President and Chief Executive Officer, Steve Williams, and his well established and highly experienced executive team. In addition, the Offeror Board is composed of highly capable, experienced, diverse and independent directors. With 50 years of oil sands operation and project development experience, Suncor is well positioned to take full advantage of the potential in the Company’s assets and create additional value for shareholders. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, which has delivered results for shareholders.

➢       Designed to Allow Canadian and U.S. Shareholders to Defer Recognition of Capital Gains and Losses—For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. For U.S. tax purposes, the Offer is also intended to provide U.S. Holders with an automatic rollover to defer recognition of capital gains or losses from disposal of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

(AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be tendering your COS shares to the Suncor Offer?

IF YES: PROCEED TO “IF YES” ABOVE

If NO: (NOTATE FEEDBACK)

I understand.

(PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance tendering your COS shares, please do not hesitate to contact us toll free at 1-866-521-4427. We also encourage you to continue to visit our website [●] for updates. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, prior to making a decision with respect to the Offer.

Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf of Suncor Energy Inc. with respect to their Offer to purchase all the outstanding shares of Canadian Oil Sands Limited. The consideration being offered by Suncor to the Canadian Oil Sands shareholders represents an implied acquisition price of $8.84 per Share and an attractive premium of 43% based on the closing prices of the common shares of Canadian Oil Sands and the common shares of Suncor on the TSX on October 2, 2015, the last trading date before the Offer was announced and a 35% premium to the volume weighted average trading price of common shares of Canadian Oil Sands on the TSX for the 30 trading days ended October 2, 2015. Kindly call us toll-free at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or visit [•] for additional information. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, prior to making a decision with respect to the Offer.Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This script is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This script does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this script has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this script and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this script, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

FORWARD-LOOKING STATEMENTS

This script contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including the proposed transaction summary (consideration, key metrics, pro forma ownership and key conditions and timing) and the expected COS shareholder potential benefits and expected pro forma benefits); Suncor’s expected future growth projects; synergies, savings, and commitments to the Syncrude project; Suncor’s anticipated future production growth; reserve life for each entity; capital expenditures; the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented on slides herein; and expectations with respect to dividends, share repurchases and future oil exposure, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by correspondence request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.